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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of June, 1999


                    CENARGO INTERNATIONAL PLC
         (Translation of registrant's name into English)

                        Puttenham Priory
                            Puttenham
                          Surey GU3 1AR
                         United Kingdom
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a press release issued by Cenargo
International Plc on June 4, 1999, announcing the resignation of one of its directors for personal reasons.
















































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                    CENARGO INTERNATIONAL PLC

                  ANNOUNCES THE RESIGNATION OF

                          OF A DIRECTOR

Puttenham Priory, Puttenham, England - 4th June 1999 - Cenargo International Plc (`Cenargo') announced today that Mr. Peter B. Morton, Managing Director of its Irish Sea Services, and a main Board Director of Cenargo International Plc has resigned for personal reasons. Mr. Morton has left on terms favourable to the Company.

For further information please contact:

                             Mr. R P Gregory
                             Director
                             Cenargo International Plc
                             Tel: + 44 1483 241000
                             Fax: + 44 1483 241010

































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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                    CENARGO INTERNATIONAL PLC
                          (registrant)




Dated:  June 4, 1999              By:  /s/  Michael Hendry
                                       ___________________
                                       Michael Hendry
                                       Chairman


































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